Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Hydro One Inc.

483 Bay Street

8th Floor, South Tower

Toronto, Ontario M5G 2P5

Item 2.	Date of Material Change

April 16, 2015

Item 3.	Press Release

The news release attached hereto announcing the material change described herein was released through Canada Newswire on April 16, 2015.

Item 4.	Summary of Material Change

The government of the Province of Ontario, being the sole shareholder of Hydro One Inc. (“Hydro One”), today made a series of announcements relating to our company, including the following: an initial public offering of shares in Hydro One Inc., broadening the ownership of the corporation; the election of Mr. Denison as the new Chair of the Board of Directors of Hydro One Inc., which will be followed by a review of the present membership of the Board of Directors, and a similar process with respect to senior leadership positions; and the merger of Hydro One Brampton Networks Inc. with Enersource Corporation, Horizon Utilities, and PowerStream Holdings Inc.

Item 5.	Full Description of Material Change

The material change is described in the attached press release.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102.

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Joseph Agostino

Tel: 416-345-6301

Item 9.	Date of Report

April 16, 2015

Hydro One Ownership to Broaden

Toronto, April 16, 2015 – Today, the government of the Province of Ontario (the “Government”), being the sole shareholder of Hydro One Inc. (“Hydro One”), made a series of announcements relating to our company. Among the announcements, the Government intends to broaden ownership of Hydro One through an initial public offering, following which the Government would be the largest shareholder, and no other shareholder or group of shareholders would be permitted to own more than 10% of the company. The opportunity to buy into Hydro One would be made available in stages in order to maximize return to taxpayers. The Government has indicated that as the largest shareholder, it could exercise certain powers relating to removal of members of the Board of Directors (the “Board”), and nominations to the Board. The Government has also indicated that Hydro One could not sell substantially all of either the transmission or distribution assets regulated by the Ontario Energy Board.

In addition, the Government has stated that it intends to introduce legislation this spring that would, if passed, guarantee that net proceeds from the ownership changes to Hydro One and any net proceeds from the merger will go to the Trillium Trust and be used to finance transit, transportation and other priority infrastructure projects across the Province of Ontario.

The Government also announced that on April 16, 2015, it elected Mr. David Denison as Chair of the Board of Hydro One to lead the company through the IPO process. Ms. Sandra Pupatello, the former Chair, will continue to serve as a director on the Hydro One Board to assist with the transition to a publicly traded company. Mr. Denison will review the membership of the present Board before the process of broadening ownership to the public. This will include conversations with current Board members to assess their interest in remaining on the Board through this process.

The new Board is expected to be in place by summer 2015. It is also expected that a governance agreement will be established between Hydro One and the Government which will enable the Government to elect a Board prior to the IPO, nominate 40% of the Hydro One Board post-IPO, remove the entire Board, with or without removing the Board Chair, and reject Board nominees if they do not meet certain requirements. In parallel, the company will commence a similar process with respect to senior leadership positions.

Today the Government also made an announcement that it intends to proceed with a merger of Hydro One Brampton Networks Inc. with Enersource Corporation, Horizon Utilities, and PowerStream Holdings Inc.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: statements related to OEB decisions, distribution rates and customer bills; statements regarding our planned work; and expectations regarding future expenditures. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements.

We do not intend, and we disclaim any obligation to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; no severe damage to our facilities caused by adverse weather conditions, natural disasters or catastrophic events; anticipated numbers of new customers and renewable energy projects materializing; availability of required services and/or materials; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third party industry analysts. Actual results may differ materially from those predicted by such forward-looking statements. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things: severe weather conditions, natural disasters or catastrophic events; an inability to procure required services and/or materials; and the risk that anticipated numbers of new customers and renewable energy projects do not materialize.

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